UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 26, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

HORIZONTE 2 Três Lagoas – MS, September 2017

Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to achieve. The company gives no assurance that expectations disclosed in this presentation will be fulfilled. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made. 2

AGENDA 08:10 – 09:00 09:00 – 09:30 09:30 – 09:40 09:40 – 10:30 10:30 – 11:30 11:30 – 12:30 H2 Project (50’) – Marcelo Castelli / Júlio Cunha Financials (30’) – Guilherme Cavalcanti Coffee Break (10’) Andritz’s Presentation – Wolfgang Leitner (50’) Q&A (1h) Lunch (1h)

Marcelo Castelli Júlio Cunha

Start-up brought forward: about 2 months ahead of schedule Horizonte 2 Project The world’s largest single line pulp mill 5 Energy Surplus 130 MW Expansion Capex US$2,193 million (US$1,124/t) Inside the fence(1) Capex US$947/t Cash production cost US$116/t (@R$/US$3.38) (1) Industrial capex Total annual capacity:1,950,000 t

ESTIMATED BHKP CAPACITY RANKING 2017 * Including Klabin Sources: RISI, Hawkins Wright, PPPC and Fibria (Nov 2016) H2 (000T) Brownfield Project, synergies with current operations Modern plant, set up for potential expansion Availability of wood and low average distance from forest to mill Forest based on the optionality concept and prioritizing lease and partnership models Additional energy surplus of 130 MWh Environmental license Outbound logistics alternatives Long-term and low cost funding Why expand the Três Lagoas Unit? Competitive enablers were in place 6 OKI Klabin 21%* 15% 9% 8% 8% 5% 4% 4% 4% 3% 3% 2% 1% 1% 1% 1% 1% 1% 1% 1% 1% 1% 1% 1% 1% 1% 0% 0% 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 Domtar Soedra Klabin International Paper Lwarcel Resolute Verso Georgia Pacific Woodland Navigator Metsä Oji Nippon Ilim Marubeni Mondi Altri Ence Cenibra Stora Enso Arauco Eldorado UPM CMPC April Suzano APP Fibria

Horizonte 2 Project - A winning strategy Brownfield - synergies with existing facilities and operations Headcount synergy, by department Infrastructure examples of synergies Engineering Industrial Procurement Commercial Logistics Forestry Others(1) Main control room Chemical lab Biomass storage Power boiler and power lines Water intake area Roads Steam and energy integration General infrastructure during construction Full synergy Strong synergy Little synergy (1) Accounting, Legal, HR, R&D, Environmental, GRC, IT and Communication departments. 7

Horizonte 2 Project - A winning strategy Robust governance ENTERPRISE DIRECTOR Engineering, Operations and Environment Supplies & Logistics Audit, Risk & Compliance Human Resources Departament Forestry Financial Management Project Management Office Stakeholders Steering Committee Executive Board Board of Directors Horizonte 2 GRC Director 100% independent members Statutory Audit Committee 8

Horizonte 2 Project - A winning strategy Effective risk management SHARED RISKS APPROACH ON Method in which the costs of risk impacts are shared with enterprise participants Strikes by suppliers, public authorities or services that affect project delivery Direct costs arising from labor unrest Above average rainfall CAPEX reduction Corporate Governance Audit Code of Conduct and Ombudsman Quantitative Economic and Financial Analysis Sensitivity Analysis Qualitative Events that threaten the strategic goals Compliance Risk Mgmt. Audit, Risk & Compliance 9

Horizonte 2 Project What does it mean under management 10 The 225,000 m3 of concrete used in the works was almost enough to build 3 Maracanãs Stadiums Moving 2,000,000 m3 of soil; enough to fill 2 lines of trucks, stretching from São Paulo to Rio de Janeiro and back again Using 20,000 tons of steel in the construction, almost equivalent to 3 Eiffel Towers 80m 72m Digester 150m Flue Gas Stack 80m Recovery Boiler

Avoiding any impact on mill’s the existing operations Planting 80,000 ha of forest in just 2 years Mitigating strikes and stoppages during the works Optimizing the outbound logistics Making the project a benchmark for sustainable community relations Building value in a culture of safety, sustainability and compliance among the works teams and supply chain Equipment of sizes that had never been made before Logistics for transporting the special equipment Horizonte 2 Project There were some challenges 11

Horizonte 2 Project - A winning strategy Systemic approach Confidence in meeting the project schedule Team Performance 12 ACP Close dialogue for the shared management of the processes Joint assessment of team performance and of confidence in meeting the project schedule Systemic action for agile and responsible endeavours to seek project solutions and improvements Shared decision making and results excellence Meeting of leading partners in the project, to strengthen the alliances *ACP: Análise Crítica do Projeto (Critical Analysis Meeting) * 92% 94% 95% 95% 95% 95% 95% 98% 94% 98% 1ª ACP 2ª ACP 3ª ACP 4ª ACP 5ª ACP 6ª ACP 7ª ACP 8ª ACP 9ª ACP 10ª ACP 70% 83% 87% 90% 90% 90% 93% 93% 93% 93% 1ª ACP 2ª ACP 3ª ACP 4ª ACP 5ª ACP 6ª ACP 7ª ACP 8ª ACP 9ª ACP 10ª ACP Work status 61 74 0 1604 Scheduled Ongoing Late Completed 1ª ACP 2ª ACP 3ª ACP 4ª ACP 5ª ACP 6ª ACP 7ª ACP 8ª ACP 9ª ACP 10ª ACP

Horizonte 2 Project - A winning strategy Safety first SAFETY Accidents involving time off work per million hours worked 0.43 Preventive Management Focus on eliminating RISK Culture of SAFETY as a VALUE Better indices than the world’s benchmarks! Health and other programs Accident Prevention Campaigns Tournaments and awards 13 REPORTABLE ACCIDENTS International Benchmarks Accidents involving with and without time off work per million hours worked 6.38 ,

Horizonte 2 Project - A winning strategy Not all were sunny days 14 Delays in the manufacturing of lime kiln casings Incident involving the evaporation equipment (lamellas) Transportation of DD washers Difficulty in installing the Water Treatment System Date of recovery boiler hydrostatic test altered Limitations of the National Electricity Grid Project’s milestones achieved as planned

Horizonte 2 Project - A winning strategy Key factors to boost structural cash cost competitiveness 15 Seedlings mill Low average forest to mill distance Consolidated technology and experienced suppliers Single line Five-trail truck IoT @ Forestry Operations ECO design – High efficiency Operational flexibility (high kappa) Maximizing power generation Debarked wood Minimal generation of solid waste for landfill 2 lime kilns (flexibility) Preparations for future syngas plant

Horizonte 2 Project - A winning strategy A technological breakthrough - From nursery to a seedlings mill concept Capacity: 43 million seedlings/year 25% Production cost Higher quality seedlings Biodegradable tubes 3x higher productivity per person 16

Horizonte 2 Project - A winning strategy Forestry base secured and close to mill as planned Average distance from forest to mill H1 + H2 up to 100 km TOTAL TRÊS LAGOAS UNIT FOREST BASE: 308,000 ha HORIZONTE 1 FOREST BASE: 121,000 ha HORIZONTE 2 FOREST BASE: 187,000 ha ALREADY PLANTED (87%): 162,000 ha 17

Horizonte 2 Project - A winning strategy Highly competitive forestry operations 18 Planting seedlings/sec Large blocks, low average distance and flat terrain Optimized high yield operations TLS forest base Performance Connected forest Innovative projects and new technologies TLS Fibria

100% MECHANIZED HARVEST! Large blocks and flat terrains Nature Mature processes and fast training learning curve - 8 months (Fibria) vs. 12 months (avg. market) People High productivity equipments Technology Harvesting cost – TLS (Base 100) Actual Adjusted by inflation Horizonte 2 Project - A winning strategy Highly competitive forestry operations 19 0% 15% 23% 16% 15% 11% 12% 7% 0% 7% 13% 19% 27% 41% 49% 56% 2010 2011 2012 2013 2014 2015 2016 2017

Horizonte 2 Project - A winning strategy Inbound logistics pioneering with off-road tunnel with five-trail trucks 20% lower transportation costs(1): 70% higher m³ of wood transported per truck 20% less fuel consumption per m³ (1) Compared with Tritrem PIFF 20 OFF ROAD TRANSPORTATION Esperança TUNNEL TRANSPORTATION Tritrem PIFF 32% 68%

Horizonte 2 Project - A winning strategy Woodyard - Advanced technology and high productivity 21 Huge sizes = Outstanding performance Online automatic traffic monitoring Photos of cargo for remote visual inspection Vehicle tag reader Truck scale Indicator panel LINE 1 STOP

Horizonte 2 Project - A winning strategy Outbound Logistics: The fastest and most reliable route to Santos port Mato Grosso Mato Grosso do Sul Goiás Brasília Higher speed and more cargo per train Future integration with Norte-Sul railway 22 MALHA NORTE One of the railways with the highest operational standards in Brazil

Horizonte 2 Project - A winning strategy Aparecida do Taboado: A modern multimodal pulp terminal High service level, doubling our loading productivity Large storage capacity (>3 days of production) Rail loop: the most efficient setup Strategically located 23

Horizonte 2 Project - A winning strategy The most advanced rolling stock on the most efficient railway 24 Rail car net capacity: Train capacity: Max Speed: Total Cycle: Rail fleet: HORIZONTE 2 HORIZONTE 1 54 t (average) 4,320 t 45 km/h 280 h (Road + Rail) 550 rail cars 88 t (average) 5,896 t 80 km/h 192 h (Road + Rail) 532 rail cars VAR.% +63% +36% +78% -31% -3%

Horizonte 2 Project - A winning strategy T32 Terminal 1 preferential berth >50,000 t of storage capacity Concession period: 25 + 25 years (renewable) Concession capex of R$115 million Building capex of R$70 million (fully executed in 2017) 25

Horizonte 2 project: Most competitive and non-replicable project 26 A non-replicable project with undisputable attractiveness Land Brownfield Logistics Low cost funding Certified wood availability Governance standards Anticipated startup 26 Safety Performance Lowest inside the fence capex Total capex below budget No strike or stoppages Sustainability legacy World’s largest single line Horizonte 2 Project - A winning strategy Raising the benchmarking bar for a pulp mill project

Horizonte 2 Project - A winning strategy Paving the way for a successful start-up and learning curve... 27 INSTALLATION COMISSIONING OPERATION & START-UP INTEGRATION TRAINNING Gains made during the construction and assembly phases ensure the time to carry out the tests All the steps of the operational testing have been maintained (no jumping of commissioning stages) Mobilization and integration of operational teams brought forward, allowing more time for theoretical and practical training Making use of experienced professionals from other units facilitates H2 commissioning and start-up Operations brought forward in several areas allow adjustments and ensures greater operational stability

Horizonte 2 Project - A winning strategy ...and now a strong focus to deliver it H2 production forecast - kton 28 Cash cost (energy, fuels, chemicals) Pulp quality (Extra prime production index) Customer complaints Number of complaints about odor Key learning curve indicators: Learning Curve estimated at Annual shutdown to maintenance during first of production 9 MONTHS 12 MONTHS 377 1,755 1,850 1,950 1,950 1,950 2017 2018 2019 2020 2021 2022

Schedule 62,402 tons Real 95,442 tons Horizonte 2 Project - A winning strategy So far, better than expected 29 Production (tons) Learning Curve (30 days) (status: 09/25/2017) +53 % Digester feeding 828 1543 1331 330 1866 1207 2550 2559 1858 3604 3872 3517 4478 3933 3804 2195 3523 4079 3623 3302 4403 4393 5085 5224 5125 1460 2886 3930 4819 4115 1º 2º 3º 4º 5º 6º 7º 8º 9º 10º 11º 12º 13º 14º 15º 16º 17º 18º 19º 20º 21º 22º 23º 24º 25º 26º 27º 28º 29º 30º 31º 32º 33º 34º 35º 36º 37º 38º Actual Target 0% 0% 0% 14% 25% 22% 5% 30% 20% 42% 42% 30% 59% 63% 57% 73% 64% 62% 36% 58% 67% 59% 54% 72% 72% 83% 85% 84% 24% 47% 1º 2º 3º 4º 5º 6º 7º 8º 9º 10º 11º 12º 13º 14º 15º 16º 17º 18º 19º 20º 21º 22º 23º 24º 25º 26º 27º 28º 29º 30º Prod Real/Nominal H1 - 03/30/09 H2 - 08/23/17 Start - up

Guilherme Cavalcanti CFO 30

Total Expansion Capex (R$ million) To be disbursed US$2.8 bn US$2.2 bn R$/US$=2.80 R$/US$=3.35 Cash Capex (R$ million)(1) (1) As of August 2017. R$/US$ @ 3.35. US$ million 4 14 43 265 239 294 328 178 179 140 243 252 12 Breakdown by currency 31 Executed 7,706 6,705 1,809 58 (478) (453) (184) 56 59 275 306 5,536 7,345 Initial budget (May 2015) Capacity increase Contingencies Savings Indirect costs Change of scope Updated (in real terms) Payment negotiation Inflation FX August 2017 Budget 13 48 144 888 801 984 1,100 596 601 814 845 41 469 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 To be disbursed Executed 75% 21% 4% BRL EUR USD

FIBRIA R$ MILLION(1) US$ MILLION(1) US$/T Industrial (Inside the fence) 6,185 1,846 947 Forestry 676 202 104 Logistics and others 484 144 74 Total 7,345 2,192 1,124 FIBRIA VS PEERS UNIT FIBRIA AVG - PREVIOUS PROJ.(3) Industrial Capex US$/t 947 1,496 Industrial Capex US$ mn 1,846 2,917(4) Expansion Capex Competitiveness The lowest inside the fence capex Inside the fence(2) capex below US$1,000/t (1) As of August 2017 and R$/US$ @ 3.35. (2) Industrial capex. (3) According to RISI, considering the average of the BHKP projects started since 2009 in Latam – the average excludes H2 figures. (4) Multiplied by 1.95 MM tons to make it comparable to Fibria figures. (5) Average capacity of peers’ projects (Suzano Maranhão, CMPC Guaíba II, Eldorado and Montes Del Plata). Industrial Capex (US$ mn) @1.95 mn t @1.95 mn t @1.4 MM t(5) 2,094 @peer’s capex, Fibria would be able to increase capacity in 1,131,000 tons 32 1,846 2,917 Fibria Peers Average

More Competitive Cash Cost with H2 BHKP (US$/t) 33 Sources: Hawkins Wright (Production Costs September 2017) and Fibria’s 2Q17 Earnings Release. FX considered at R$/US$ = 3.12 (also assumed by Hawkins Wright). Fibria with Horizonte 2 (H2) cash production cost was estimated according to weighted average cost, after mill balance, converted at R$/US$ = 3.12. Includes energy sales. Pro-forma figures are in real terms (considering IPCA inflation up to 2018). Interest Capex Income tax SG&A WC benefit =($52/t) -US$94 BHKP capacity (‘000 t) 1,140 1,875 1,100 2,285 4,795 3,830 16,265 TOTAL: 31,290 Assuming WC release = 0 452 437 361 358 309 302 208 221 195 171 58 55 116 32 62 56 61 52 60 60 40 35 35 6 6 20 134 120 95 38 30 15 491 446 397 USA China Canada Iberia Chile/Uruguay Indonesia Brazil Fibria 2Q17 LTM Fibria w/ H2 2019 pro-forma Fibria w/ H2 Structural pro-forma Cash Production Cost (US$/t) Delivery CIF Europe

H2 cash production cost decrease Wood competitiveness (distance forest-mill): Current Fibria: 328 km Structural Fibria: ~166 km H1+H2: up to 100 km Energy surplus: Current Fibria: ~70 MW Structural Fibria: 200 MW H2: 130 MW Synergies with Line 1 – fixed cost dilution Automated nursery High technology and scale Why so low? Accumulated benefit per year (US$/t) US$116/t cash cost(1) 34 (1) R$/US$ @ 3.38 12% 90% 100% 2017 2018 2019

Unit R$ US$ Avg – previous projects(7) Expansion capex(1) $ billion 7.3 2.2 2.9 Expansion capex(1) $/t 3,767 1,124 Inside the fence capex $/t 3,172 947 Sustaining capex(2) $/t 253 75 Cash production cost(3) $/t 393 116 All in cash cost (estimated)(4)(6) $/t - 321 Pulp price(5) $/t - 541 - Free cash flow (estimated)(6) $/t - 220 Payback period (estimated) years - 5.1 H2 project assumptions and comparison with other hardwood projects (1) Includes chemical leasing (R$/US$ @ 3.35). Previous peers projects multiplied by 1,950,000 tons to make the information comparable. (2) Estimated sustaining capex in after mill balance (R$/US$ @ 3.38). (3) Estimated weighted average cost, after mill balance. Includes energy sales (R$/US$ @ 3.38). Figures are in real terms (considering inflation up to 2018). (4) Cash cost + freight + SG&A + Sustaining Capex + Interest + taxes (R$/US$ @ 3.38) Assuming working capital = 0. (5) Actual Fibria’s net realized pulp price – average last 3 years. (6) Note: All in cash cost and free cash flow figures assumes working capital = 0, delivered to Europe and is based on the estimations already presented in Fibria’s previous public materials. (7) According to RISI, considering the average of the BHKP projects since 2009 in Latam – the average excludes H2 figures. 35

Free cash flow – H2 Project (US$/t) FCF/t(2) sensibility to net pulp price and FX FCF/t from net pulp price (US$/t)(1) FX @ 3.38 and assuming working capital = 0. (2) Size of the bubble = FCL/t in US$ FX (R$/US$) 36 Pulp price (US$/t) 541 331 220 116 94 75 15 20 Last 3 yrs Fibria's pulp price Cash cost Freight delivery to Europe and SG&A EBITDA Sustaining capex Interest Income tax after tax shield Perpetuity FCF 170 220 287 369 443 400 450 500 550 600 650 700 750 1.50 2.50 3.50 4.50 5.50 FCF (US$/t)

ROE and ROIC (R$) ROE = Adjusted EBIT(1)/ Equity before IAS 41(2) and ROIC = Adjusted EBIT(3)/ Invested Capital before IAS 41(2) (1) Adjusted EBITDA – CAPEX – Net Interest – Taxes (2) International accounting standards for biological assets. (3) Adjusted EBITDA – CAPEX – Taxes (4) FX for H2 cash cost and sustaining capex (5) Actual Fibria’s net realized pulp price – average last 3 years (6) Considers the cost structure presented on slide 36 and balance sheet 2Q17 (invested capital and equity) FCF Yield Average FX (R$/US$) Average Net Pulp Price (US$) 1.95 2.16 2.35 3.33 581 610 561 586 3.23 511 3.49 496 3.38(4) 541(5) 37 3.38(4) 541(5) (6) (6)

Funding Horizonte 2 Project (US$ billion) @June 30, 2017 (1) Considering the portion of debt in reais fully adjusted by the market swap curves (Bloomberg) at the end of each period. (2) Capex to be executed (cash) related to Horizonte 2 project. (3) Related to the agreement with Klabin. Horizonte 2 Project US$2.2 bi 0.2 – 2H17 0.1 – 1H18 1Q17 3Q15 3Q15 2Q17 0.1 – 1H18 Funds withdrawn until June 30, 2017 Contracted funds to be withdrawn Capex to be executed(2): US$0.6 bi Funding to be withdrawn: US$0.4 bi 38 0.4 1.9 0.2 0.3 0.2 0.4 0.4 0.4 0.3 0.1 2.3 Pre-payment CRA BNDES FDCO ECA Working Capital (3) Total

Indebtedness Net debt in US$ and Net debt/EBITDA (x) Interest expense/revenue (US$ million) and interest coverage Gross debt and cash position (million) Gross debt Cash Position FX 1.78 1.67 3.90 2.04 2.34 2.66 1.88 3.26 3.30 H2 CRA H2 CRA CRA CRA (ex-H2) Interest gross expense Interest on financial investments Interest coverage (x)(1) 39 (1) LTM EBITDA / LTM net interest Average cost of debt (% p.a.) 18,788 5,679 Jun/17 R$ US$ 6,184 1,869 Jun/17 R$ US$ 5,608 5,892 5,053 3,790 3,354 2,841 2,821 3,509 3,810 2009 2010 2011 2012 2013 2014 2015 2016 2Q17 6.5 3.6 4.2 3.3 2.8 2.4 1.8 3.3 3.7 473 414 408 350 268 200 144 209 304 96 143 108 78 45 39 39 59 102 2009 2010 2011 2012 2013 2014 2015 2016 LTM 2Q17 2.7 5.1 4.1 4.3 5.8 7.3 15.4 7.2 6.8 5.0

Waiver on 4.5x covenant was early negotiated Horizonte 2 start-up in 3Q17 boosts EBITDA and FCF generation Net debt / Ebitda (USD) Initiatives for Leveraging Management US$854 MM initiatives mapped US$220 MM implemented during the expansion cycle. Working capital release Range of 2.0x to 2.5x net debt/EBITDA Maximum 3.5x net debt/EBITDA during expansion cycles Leverage guidelines Covenants only triggered if Fibria loses the Investment Grade by 2 of the 3 rating agencies During the most critical periods of expansion, 4.5x covenant was waived Highlights 3.5x 2.0x – 2.5x Indebtness limits(1) Waiver H2 Start-up 40 (1) As stated on the Liquidity and Indebtedness Policy and Shareholders Agreement 1.86 2.10 2.64 3.30 3.79 3.75 4.5 7 .0 6.0 4.5 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 2019 Actual (in US$) Covenant level

Liquidity @June 30, 2017 Liquidity and Debt Amortization Schedule (US$ million)(3) Liquidity enough to pay down H2 capex and debt until 2019, not considering Free Cash Flow Not including US$15 million related to MtM of hedging transactions. (2) Financial execution of US$1,545 million (cash) capex up to June 2017. FX (R$/US$) – 2017 e 2018: 3.35. (3) @ closing FX at June 30 – 3.31. Cash on hand (1) Revolver New CRA New CRA +US$0.3 bn Total: US$2,417 H2 Funding to be withdrawn Capex H2(2): 383 294 264 41 1,854 582 285 285 396 3,117 245 583 942 798 643 369 548 708 106 35 987 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 US$ R$

Net Debt/EBITDA (R$)(1) Fibria’s historical data in BRL. The period in bold represents companies’ expansion capex execution. Lowest leverage peak during the largest expansion project in LatAm with the lowest cash production cost and lowest cost of funding Horizonte 2 Maranhão Puma Dividends paid during expansion projects: 42 Fibria R$ 2,840 MM Suzano R$ 222 MM Klabin R$ 741 MM H2 Start-up 3.8 5.2 2.7 6.3 4.9 8.1 5 .0 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Fibria Suzano Klabin Eldorado

Wolfgang Leitner President & CEO

3 Pulp and paper market: trends and development 2 Fibria Horizonte 2 project 1 The ANDRITZ GROUP and PULP & PAPER Contents

45 ANDRITZ is a globally leading supplier of plants, equipment, and services for hydropower stations, the pulp and paper industry, the metal-working and steel industries, and solid/liquid separation in the municipal and industrial sectors. Headquarters: Graz, Austria Global presence: over 250 production sites and service/sales companies worldwide Four business areas: Sales by region 2016 (%) H1 2017 2016 2015 Europe 38 35 38 North America 21 21 19 China 15 12 12 Asia (without China) 12 12 13 South America 10 15 14 Africa, Australia 4 5 4 Europe & North America: 56% Emerging markets: 44% 6,039 MEUR ANDRITZ GROUP a globally leading 6 billion Euro sales technology Group ANDRITZ company presentation – www.andritz.com

Strengthening of market position Growth through organic expansion and acquisitions Acquisitions by business area since 1990 Sales (MEUR) Order intake (MEUR) Compound Annual Growth Rate (CAGR) of Group sales 2006-2016: +8% p. a. (thereof approximately half organic growth) 2012 AES MeWa Euroslot SHW Casting Technologies Paperchine METALS 1997 Sundwig 1998 Thermtec 2000 Kohler 2002 SELAS SAS Furnace Div. 2004 Kaiser 2005 Lynson Maerz 2012 Bricmont 2012 Soutec 2013 Schuler (> 95%) FBB Engineering 2014 Herr-Voss Stamco 2016 Yadon AWEBA Powerlase (51%) SEPARATION 1992 TCW Engineering 1995 Jesma-Matador 1996 Guinard 2000 UMT 2002 3SYS 2004 Bird Machine 2004 NETZSCH Filtration 2004 Fluid Bed Systems 2005 Lenser Filtration CONTEC Decanter Delkor Capital Equipment 2009 Frautech 2010 KMPT 2012 Gouda Shende Machinery 2016 ANBO HYDRO VA TECH HYDRO Tigép GE Hydro business 2008 GEHI (JV) 2010 Precision Machine 2010 Hammerfest Strøm (59%) 2010 Ritz 2011 Hemicycle Controls PULP & PAPER 1990 Sprout-Bauer 1992 Durametal 1994 Kone Wood 1998 Kvaerner Hymac 1999 Winberg 2000 Ahlstrom Machinery 2000 Lamb Baling Line 2000 Voith Andritz Tissue LLC (JV) 2002 ABB Drying 2003 IDEAS Simulation 2003 Acutest Oy 2003 Fiedler EMS (JV) Cybermetrics 2005 Universal Dynamics Group Küsters 2006 Carbona 2006 Pilão Bachofen + Meier 2007 Sindus 2008 Kufferath Rollteck 2010 Rieter Perfojet DMT/Biax AE&E Austria Iggesund Tools 2011 Tristar Industries 2011 Asselin-Thibeau 46 ANDRITZ company presentation – www.andritz.com

Consolidation of the pulp and paper supplier industry ANDRITZ company presentation – www.andritz.com 47 Today‘s suppliers:

ANDRITZ pulp and paper service: global presence, serving the leading pulp and paper manufacturers 48 ~ 4,000 people worldwide Over 60 service locations worldwide Product offer: Spare/wear parts Mill-wide service / OPE – agreements Outsourced maintenance contracts Technical and operations support Automation solutions – Simulation, Engineering and Advanced Process Control Large number of successful customer references ANDRITZ company presentation – www.andritz.com ANDRITZ global presence

49 Complete greenfield pulp mill for 1,300,000 t/a pulp Major ANDRITZ pulp mill references ANDRITZ company presentation – www.andritz.com Greenfield pulp mill for 1,500,000 t/a pulp Annual production capacity of 1.5 million tons, 1.1 million tons of hardwood and 400,000 tons of softwood Complete kraft pulp mill for 1,100,000 t/a pulp production Complete pulp mill delivery adds 1,950,000 t/a pulp production capacity

Overview of the latest references Start-up of mills fully or mainly (including fiberline) supplied by ANDRITZ Pulp mills supplied by ANDRITZ reached on average 10% higher production rates than other recently built mills ANDRITZ company presentation – www.andritz.com 50 Rationale: Optimized processes Reliable equipment Maintenance contracts with ANDRITZ Operation performance improvement projects Note to the table on the right: Customer names not shown due to confidentiality agreements Mill (ANDRITZ) 1st Year 2nd Year 3rd Year 4th Year Mill A 90% 112% 113% 118 % Mill B 92% 100% 102% 104 % Mill C 90% 103% 113% 119 % Mill D 87% 96% 97 % Mill E 78% 104 % Mill F 101% 118% 130% 121 % Mill G 74% 96% 106 % Average 87% 104% 110% 116 % Annual production as % of design capacity

Net production of power Electric power consumption and generation for hardwood mills 51 ANDRITZ company presentation – www.andritz.com Net power produced sold to the grid

Substantial reduction in water and effluent volumes through ANDRITZ technology Water usage and effluent volumes are reduced by: Collecting all clean fractions and reusing them Recycling of bleach plant filtrates and incorporating Cl/K removal systems 100% utilisation of secondary condensates ANDRITZ company presentation – www.andritz.com 52

ANDRITZ washers for excellent washing results ANDRITZ technology enables 20-40 % lower chemical consumption than competitors due to excellent washing ANDRITZ company presentation – www.andritz.com 53

Highlights ANDRITZ fiberlines: higher yield, reduced power consumption ANDRITZ company presentation – www.andritz.com Largest digester in the world 2-3% points higher yield Reduced power consumption due to elimination of intermediate dilutions and pumping Lo-Solids cooking and fractional washing lead to reduced chemical consumption Steep start-up curve generates 10-15% higher production during the first year 54

Yield enhancement with ANDRITZ processes A-Yield (Advanced pulp yield) The challenge: More efficient utilization of wood raw material Benefits & features Higher production rate if recovery boiler is the bottleneck 2-4% lower wood consumption achieved for softwood and 1-2% for hardwood if all A-Yield processes are utilized The ANDRITZ Solution: A-Yield concept for increased pulp yield 55 ANDRITZ company presentation – www.andritz.com

56 ANDRITZ pulp drying systems Leading edge technology - world record capacities ANDRITZ company presentation – www.andritz.com The challenge: High uptime availability + reduced energy consumption + highest product quality Benefits & features Lowest investment cost: highest specific capacities in wet end and dryer Optimum energy efficiency High quality end product: optimum sheet formation and strength for all pulp grades Optimized systems: for market, fluff and dissolving pulps The ANDRITZ Solution: Pulp drying systems for sustainable highest specific capacities

57 Power consumption trend on ANDRITZ pulp drying lines ANDRITZ company presentation – www.andritz.com

3 Pulp and paper market: trends and development 2 Fibria Horizonte 2 project 1 The ANDRITZ GROUP and PULP & PAPER Contents

Fibria Horizonte 2: General overview General overview Project time execution: Overall project on time – recovery plans to pick up partial delays worked well Impressive logistics: Up to 6,300 workers on site under ANDRITZ’s command 15.5 million man-hours site work performed Some 640 shipments from abroad to site 6,700 truck loads to the site with equipment, components, parts and material No strikes Health & Safety: Fibria and ANDRITZ setting new standards for projects of this magnitude 59 ANDRITZ company presentation – www.andritz.com

Only 25 months from supplier selection to start-up and delivered ahead of schedule 60 ANDRITZ company presentation – www.andritz.com M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 Commencement date FAT Start Date Sintetic liquor production start-up Start of deep foundation services Site Release Electrical Room Release Oil burning start-up Steam released for test Provisional Acceptance Concrete Prod. Mobilization Commissioning Works DCS Loaded Steam generation Civil works Power on (Electrical Room) Pre-test with pulp Foundation ready for steel structure eretion Erection works PB / RB / EVAP or Digester Hydrotest Training Soil Investigation 2º Q - 2017 3º Q - 2017 1º Q - 2018 Wood Process 2º Q - 2015 3º Q - 2015 1º Q - 2016 2º Q - 2016 3º Q - 2016 1º Q - 2017 Fiberline Pulp Dryer White Liquor Plant Evaporation Recovery Boiler ER for WLP / Evap. released ER for RB released , for white synthetic liquor for rest of the plant L2 - Wet End Baling line Dryer L2 Dryer L3 L3 - Wet End L2/L3 - Wet End L2/L3 - Dryer L2/L3 - Cutter/Layboy Baling Line 4/5/6/7/8

61 ANDRITZ company presentation – www.andritz.com Fast and effective commissioning to ensure a smooth startup Previsto Acumulado = 97.8% Real Acumulado = 98.7% 0.9% acima

Woodyard: on-schedule performance in all phases ANDRITZ HHQ horizontally-fed chipper secures highest chip quality and increases pulping yield Concluded the civil detail engineering within 6 months (benchmark) Concluded the civil construction within 11 months (benchmark) Anticipated the first chipping of wood in 30 days 62 ANDRITZ company presentation – www.andritz.com The ANDRITZ Solution: Proven ANDRITZ Chipper with over 300 references Fibria Horizonte 2: Project highlights and challenges (1)

Fibria Horizonte 2: Project highlights and challenges (2) Fiberline: biggest DD Washer ever Biggest DD Washer ever designed and built; drum with 5.5 m diameter, 10 m length and 126 tons Biggest digester in the World, with diameter 13.2 m and 75 m height. Erection concluded with hydro test one month ahead of schedule On-time delivery and erection despite logistic challenges represented by 2,650 km of local transportation limitations 63 ANDRITZ company presentation – www.andritz.com

Only one possible route to transport DD Washers to site 64 ANDRITZ company presentation – www.andritz.com

ANDRITZ company presentation – www.andritz.com Logistical challenges Oversize transports 404 Local 183 Import 221 Total delivery 118,410 tons Local 93,780 tons Import 24,630 tons 65

Fibria Horizonte 2 Project highlights and challenges (3) 66 ANDRITZ company presentation – www.andritz.com Recovery boiler: second biggest recovery boiler in the world with challenging time schedule Largest recovery boiler in Latin America ANDRITZ HERB ensures lowest emissions of harmful components with continuous analysis of process parameters Only 25 months total delivery time Pressure parts manufactured locally The ANDRITZ Solution: HERB - High Energy Recovery Boiler

67 Metris enables real-time monitoring of commissioning and of the learning curve Highlight: Real-time monitoring of commisioning and the learning curve; fully integrated electronic commissioning checklist with on-line monitoring contributes to improved and quicker commissioning and start-up of the entire plant ANDRITZ company presentation – www.andritz.com

3 Pulp and paper market: trends and development 2 Fibria Horizonte 2 project 1 The ANDRITZ GROUP and PULP & PAPER Contents

69 ANDRITZ company presentation – www.andritz.com Q2: 1,476 Q1: 1,286 Papermaking fibre consumption growth 2014-2030 Source: Pöyry Fibre Outlook up to 2030

Fiber substitution: Tissue as growth driver for BHKP 70 Source: Pöyry, ANDRITZ

71 ANDRITZ company presentation – www.andritz.com Q2: 1,476 Q2: 1,476 Many pulp lines are capable of producing multiple grades: Switching between grades: Switch between BHKP and BSKP is relatively easy. Varying amount of mixed pulp is produced during the process change. Some mills switch the grade weekly. Switch from paper grade pulp to dissolving pulp is a little bit more complicated and requires a different process configuration and equipment than pure paper grade fiberline. Decision making drivers: For market pulp producers: mainly price and raw material availability For integrated producers: the internal demand of fiber (SW/HW/Dissolving Pulp) Autonomous pulp mills: In modern ANDRITZ fiberlines the grade changes are handled with fully automatic upper level control system: The grade change time and lower quality mixed pulp amount are reduced Production problems due to operator errors are minimized BHKP, BSKP and dissolving pulp

72 ANDRITZ company presentation – www.andritz.com Q2: 1,476 Q1: 1,286 Continued growth of BHKP consumption with strong demand coming from China CAGR 2016-2031: 2.7% 2001-2015: 4.0%

Further increase in single fiberline capacities expected during the next years 73 ANDRITZ company presentation – www.andritz.com Source: Pöyry Expected development of single fiberline capacities Line C

74 ANDRITZ company presentation – www.andritz.com Q2: 1,476 Final conclusions and summary demand of fiber (SW/HW/Dissolving Pulp) Thank you!

75 Legal Disclaimer All data, information, statements, photographs, and graphic illustrations contained in this presentation are without any obligation to the publisher and raise no liabilities to ANDRITZ AG or any affiliated companies, nor shall the contents in this presentation form part of any sales contracts, which may be concluded between ANDRITZ GROUP companies and purchasers of equipment and/or systems referred to herein. © ANDRITZ AG 2017. All rights reserved. No part of this copyrighted work may be reproduced, modified or distributed in any form or by any means, or stored in any database or retrieval system, without the prior written permission of ANDRITZ AG or its affiliates. Any such unauthorized use for any purpose is a violation of the relevant copyright laws. ANDRITZ company presentation – www.andritz.com

HORIZONTE 2 Três Lagoas – MS, September 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO